UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                           SEC FILE NUMBER:
                                                                     1-7568


                                (Check One):

[ ] Form 10-K    [ ] Form 20-F    [ ] Form 11   [X] Form 10-Q   [ ] Form N-SAR

                      For Period Ended: June 28, 1998

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I--Registration Information

                           COLTEC INDUSTRIES INC
                         (Full Name of Registrant)

                             3 COLISEUM CENTRE
                           2550 WEST TYVOLA ROAD
                  (Address of Principal Executive Office)

                      CHARLOTTE, NORTH CAROLINA 28217
                         (City, State and Zip Code)


PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--Narrative

     The Registrant filed two registration statements (reg. nos. 333-52975 and 333-53005) relating to securities of the Registrant on May 18, 1998. During the review period and shortly before the date the Registrant planned to file its Quarterly Report on Form 10-Q for the second quarter of 1998, the staff of the Securities and Exchange Commission informed the Registrant that it desired to review the Registrant's Form 10-Q before declaring the registration statements effective. In order to permit such review prior to the filing of the Form 10-Q and to avoid the necessity of filing an amendment to the Form 10-Q to respond to any concerns the staff may have, the Registrant is unable to timely file a Form 10-Q.

PART IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Lynn Hansen                (704)                 423-7000
        (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                               [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


COLTEC INDUSTRIES INC has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.


Date:                         By:  /s/ Robert J. Tubbs
August 12, 1998                  ------------------------
                                 Robert J. Tubbs
                                 Executive Vice President ,
                                 General Counsel and Corporate Secretary